PHILLIP D. HENRY

2930 Pipkin Hills Drive, Spring Hill, TN 37174 ■ 615-430-1449 ■ philhenry05@gmail.com

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CAREER PROFILE

Highly skilled business professional with over 2 years of superior organizational, managerial, and communications experience.

- Excels individually or as a team member
- Positive and enthusiastic
- Strong work ethic
- Effective managerial and communication skills

EXPERIENCE

Founder / CEO eProtege   2015 - Present

Licensed Insurance Agent & Agency Owner
Farmers Insurance Group, Franklin, TN   2011-2013

►*Managerial Skills*
- Appropriately managed an insurance agency, the small staff within the agency, and day to day operations of the agency.
- Analyzed and forecasted the agency growth model.
- Calculated the number of staff needed to effectively run the agency.
- Accurately obtained lead sources to generate revenue.
- Assisted the district with meeting goals and numbers for Farmers Insurance Group.
- Thoroughly documented client insurance needs, customer claims, as well as staffing needs.

►*Communication Skills*
- Effectively conveyed client insurance needs and answered client's questions.
- Enthusiastically taught clients the proper use of insurance products.
- Trained newly hired staff on agency operations and client insurance needs.
- Established and maintained relationships with new clients and current clients.

►*Organizational Skills*
- Managed agency team's daily work assignments
- Organized and implemented staff member's schedule
- Created call scripts for staff members to use when dealing with various client situations.
- Elected University of Farmers class President of new agents in 2011for leading various organizational assignments.

Waste Management Market Area Customer Rep

WM Corporate Offices, Franklin, TN 2010-2011

- Collaborate with WM dispatch offices and marketing offices to provide customers with requests pertaining to account management and marketing.
- Coordinate and organize incoming requests for scheduled customer serviced days.
- Accurately process all requests for new days and routes for drivers.
- Prepared daily reports of WM marketing tools presented to customers.
- Process calls into the market area office from customers with various account needs.

Comcast Cable Dispatcher

Comcast, Nashville, TN 2008-2010

CERTIFICATIONS Licensed Insurance Agent for the State of Tennessee

EDUCATION Tennessee State University 2008-2010
Degree: BA concentration in Business Management

TECHNICAL SKILLS Microsoft Word, Microsoft Excel, Microsoft PowerPoint

REFERENCES Provided upon request